Exhibit 99.1

Global-e Acquires ReturnGo Ltd. to Enhance Post-Purchase
Experience

[Petach Tikvah, Israel – July 31, 2025] – Global-e Online Ltd. (Nasdaq: GLBE), the platform powering global direct-to-consumer e-commerce, announced today the acquisition of ReturnGo Ltd., a leading provider of AI-powered return and exchange solutions.

The acquisition is designed to elevate Global-e’s post purchase solutions for our merchants. The integration of ReturnGo’s advanced technology for automating returns, exchanges, and other post-purchase flows into the company’s tech stack will enable Global-e’s merchants to provide flexible, best-in-class return experiences to their customers worldwide.

“We’re pleased to integrate ReturnGo’s innovative technology into our platform,” said Nir Debbi, President of Global-e. “Returns are a key aspect of the online shopping experience, especially in global commerce. This acquisition will enable us to provide our merchants with a better solution to deliver enhanced experiences, improve satisfaction, and strengthen loyalty of their customers.”

“This marks an exciting new chapter for ReturnGo,” said Aviad Raz, Co-Founder and CEO of ReturnGo. “By joining forces with Global-e, we’re amplifying our mission to make returns smarter, faster, sustainable, and more valuable for merchants and consumers alike. We’re proud of what we’ve built, and we’re even more excited for what comes next.”

The acquisition is not expected to have a material impact on Global-e’s revenue or financial results.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute "forward-looking" statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the terms and expected closing date for the ReturnGo acquisition, the benefits of the potential ReturnGo acquisition, Global-e’s business strategy and competitive position following the acquisition, future results of operations, plans, objectives, and future business. These forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: risks that the ReturnGo business will not be in integrated successfully; failure to realize the synergies or benefits of the ReturnGo acquisition; failure to retain our existing merchants, or the gross merchandize value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we do attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; and other factors discussed under the heading "Risk Factors", under heading “Operating and Financial Review and Prospects,” and under heading “Business” in Global-e’s Annual Report on Form 20-F for the year ended  December 31, 2024, filed with the SEC on March 27, 2025 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). You should carefully consider the foregoing factors. When used in this press release, such statements include such words as "may," "will," "expect," "believe," "plan," and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

About Global-e

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,400 brands and retailers across the North America, EMEA and APAC, including iconic brands like Marc Jacobs, Adidas, Ralph Lauren, and Hugo Boss, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

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Sarah Schloss
Headline Media
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Alan Katz
Vice President, Investor Relations
IR@global-e.com